EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We consent to incorporation by reference in the Registration Statement (No. 33-58001) on Form S-8 of Ryder System, Inc. of our report dated June 26, 1998, relating to the statements of net assets available for plan benefits of the Ryder System, Inc. Employee Savings Plan A as of December 31, 1997 and 1996, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997, and Schedule of Reportable Transactions for the year ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan A filed by Ryder System, Inc.


/s/ KPMG Peat Marwick LLP

Miami, Florida
June 26, 1998


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